A Transformative Global Partnership for BNT327 (PD-L1 x VEGF-A bispecific antibody) June 2, 2025 Exhibit 99.2

2 This Slide Presentation Includes Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: expectations regarding the impact of the collaboration with Bristol Myers Squibb (BMS) on BioNTech’s business; the creation of long-term value for BioNTech; the ability of BioNTech and BMS to successfully co-develop and co-commercialize BNT327, if approved; BioNTech’s eligibility to receive development, regulatory, and commercial milestone payments; the rate and degree of market acceptance of BioNTech’s investigational medicines, if approved; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements; the development, nature and feasibility of sustainable vaccine production and supply solutions; the deployment of AI across BioNTech’s preclinical and clinical operations; and BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward- looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors; the impact of tariffs and escalations in trade policy; competition related to BioNTech’s product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third- party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2025, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

3 Forward Looking Statements and Non-GAAP Financial Information This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, the research, development and commercialization of pharmaceutical products and Bristol Myers Squibb’s collaboration with BioNTech. All statements that are not statements of historical facts are, or may be deemed to be, forward-looking statements. Such forward-looking statements are based on current expectations and projections about our future financial results, goals, plans and objectives and involve inherent risks, assumptions and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years, that are difficult to predict, may be beyond our control and could cause our future financial results, goals, plans and objectives to differ materially from those expressed in, or implied by, the statements. These risks, assumptions, uncertainties and other factors include, among others, that the expected benefits of, and opportunities related to, the collaboration with BioNTech may not be realized by Bristol Myers Squibb or may take longer to realize than anticipated, that the therapeutic potential of BNT327 may change, that Bristol Myers Squibb may fail to discover and develop any commercially successful product candidates through the collaboration with BioNTech, that such product candidates may not receive regulatory approval for the indications described in this presentation and, if approved, whether such product candidates will be commercially successful. No forward-looking statement can be guaranteed. Forward-looking statements in this presentation should be evaluated together with the many risks and uncertainties that affect Bristol Myers Squibb’s business and market, particularly those identified in the cautionary statement and risk factors discussion in Bristol Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2024, as updated by our subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission. These documents are available on the U.S. Securities and Exchange Commission’s website, on the Company’s website or from Bristol- Myers Squibb Investor Relations. In addition, any forward-looking statements and clinical data included herein are presented only as of the date hereof. Except as otherwise required by applicable law, Bristol Myers Squibb undertakes no obligation to publicly update any of the provided information, whether as a result of new information, future events, changed circumstances or otherwise. This presentation includes certain non-generally accepted accounting principles (“GAAP”) financial measures that we use to describe the Company’s performance. The non-GAAP financial measures are provided as supplemental information and are presented because management has evaluated the Company’s financial results both including and excluding the adjusted items or the effects of foreign currency translation, as applicable, and believes that the non-GAAP financial measures presented portray the results of the Company’s baseline performance, supplement or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past and future periods. This presentation also provides certain revenues and expenses excluding the impact of foreign exchange (“Ex-FX”). We calculate foreign exchange impacts by converting our current-period local currency financial results using the prior period average currency rates and comparing these adjusted amounts to our current-period results. Ex-FX financial measures are not accounted for according to GAAP because they remove the effects of currency movements from GAAP results. The non-GAAP information presented herein provides investors with additional useful information but should not be considered in isolation or as substitutes for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. We encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. An explanation of these non-GAAP financial measures and a reconciliation to the most directly comparable financial measure are available on our website at www.bms.com/investors. Also note that a reconciliation of forward-looking non-GAAP measures, including non-GAAP earnings per share (EPS), to the most directly comparable GAAP measures is not provided because comparable GAAP measures for such measures are not reasonably accessible or reliable due to the inherent difficulty in forecasting and quantifying measures that would be necessary for such reconciliation. Namely, we are not, without unreasonable effort, able to reliably predict the impact of accelerated depreciation and impairment charges, legal and other settlements, gains and losses from equity investments and other adjustments. In addition, the Company believes such a reconciliation would imply a degree of precision and certainty that could be confusing to investors. These items are uncertain, depend on various factors and may have a material impact on our future GAAP results. Certain information presented in the accompanying presentation may not add due to the use of rounded numbers.

BioNTech and Bristol Myers Squibb Enter Landmark Strategic Partnership to Advance BNT327 & Oncology Leadership 4 Potential to transform standard of care and establish new IO backbone treatment option for patients with high unmet medical needs Maximizing Potential of Next-generation Immunomodulator BNT327 with Global Co-development and Co-commercialization Partnership • Bispecific antibody targeting PD-L1 and VEGF-A • Over 1,000 patients treated in clinical trials • Broad development in 10+ indications with initial registrational trials ongoing Anti-VEGF-A Anti-PD-L1 VHH

BNT327: Potential to Establish a New Standard of Care Across Multiple Tumor Types 5 Clinical activity across indications Including SCLC, NSCLC, TNBC, RCC, MPM and others Including studies in 1L or 2L+ with SoC & novel combinations Focus on 1L TNBC, SCLC, and NSCLC 1. Indications included: HCC, ovarian cancer, cervical cancer, neuroendocrine tumors, melanoma, HNSCC, endometrial cancer, BTC 10+ indications studied1 >1,000 patients enrolled 20+ clinical trials ongoing or planned 3 global registrational trials

Harnessing Complementary Expertise to Maximize BNT327 Potential

BIONTECH		Bristol Myers Squibb®
Leadership position in the PD-(L)1xVEGF space and personalized mRNA cancer immunotherapies	Patient-centric scientific excellence	Pioneer in shaping IO field, focused on further bolstering leadership position in oncology
Unique pipeline enabling multiple potential BNT327 combinations for solid tumors (e.g., ADCs, mRNA)	United in oncology combination strategy	Global Clinical development expertise in novel and combination therapies; 3 approved IO assets
BNT327: Studied in 10+ indications, 20+ trials, 3 ongoing or planned global registrational trials	Operational execution & speed to market	30+ U.S. FDA approvals since 2015; 20+ potential NMEs in oncology pipeline
Building global capabilities including U.S. and Ex-U.S. major markets	Commercial presence	Top-tier, global market leader with preeminent commercial capabilities & infrastructure
BNT supplies ongoing BNT327 clinical trials	Manufacturing scalability	Broad and robust manufacturing & supply network

6 BIONTECH Bristol Myers Squibb®

Deal Terms1 1. All deal terms subject to the subsequent Amended and Restated Agreement. 7 Financial Milestones Profit & loss sharing Co- Commercialization Co-Development Cost share of joint trials 50:50 (subject to certain exceptions) BioNTech and BMS retain full rights to exploit any of its proprietary assets in combination with BNT327 Co-commercialization in all global markets: BioNTech to book sales in the U.S. and BMS to book sales outside the U.S. BMS will pay BioNTech $1.5 billion in an upfront payment and $2 billion in non-contingent anniversary payments through 2028 Up to $7.6 billion in future development, regulatory and commercial milestones to BioNTech Both companies will equally share profits and losses globally. Each company will only recognize their share of both R&D and SG&A Operational execution BioNTech is market authorization holder in US, EU, UK, China and Türkiye BMS is market authorization holder in Rest of World 7

Abbreviation Directory

n L	nth line
ADC	Antibody-drug conjugate
BMS	Bristol Myers Squibb
BNT	BioNTech
BTC	Biliary tract cancer
CTx	Chemotherapy
EU	European Union
FDA	U.S. Food and Drug Administration
HCC	Hepatocellular carcinoma
IO	Immuno-oncology
MPM	Malignant pleural mesothelioma
mRNA	Messenger ribonucleic acid
NME	New molecular entity
NSCLC	Non-small cell lung cancer
PD-(L)1	Programmed cell death protein (ligand) 1
R&D	Research & development
RCC	Renal cell carcinoma
SCLC	Small cell lung cancer
SG&A	Selling, general & administrative expenses
VEGF-A	Vascular endothelial growth factor A
VHH	Heavy chain variable
SoC	Standard of care
TNBC	Triple-negative breast cancer
UK	United Kingdom
US	United States
VEGF-A	Vascular endothelial growth factor A
VHH	Heavy chain variable

8

BIONTECH Bristol Myers Squibb™